SE[illegible] COMMISSION
06050414 D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2005 (MM/DD/YY) AND ENDING July 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gary Goldberg & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road
(No. and Street)

Suffern (City) New York (State) 10901 (Zip Code)

SEC MAIL RECEIVED PROCESSING
OCT 2 6 2006
WASH, D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Sanders Thaler & Associates, LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 127 (Address) Jericho (City) New York (State) 11753-2702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 1 3 2006
THOMSON FINANCIAL

10-006482-C AUD07
Gary Goldberg & Company, Inc.
Gary M. Goldberg
75 Montebello Road
Suffern, New York 10901

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gary M. Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary Goldberg & Company, Inc., as of July 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGAN HAMMOND
Notary Public - State of New York
No. 01HA6081861
Qualified in Dutchess County
My Commission Expires October 15, 20 10

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY GOLDBERG & COMPANY, INC.
75 MONTEBELLO ROAD
SUFFERN, NEW YORK 10901

**OFFICER'S STATEMENT CONCERNING FOCUS REPORT,
RULE 17a-5,SECURITIES AND EXCHANGE COMMISSION**

September 20, 2006

The attached financial statements and supporting schedules are true and correct according to my best knowledge and belief.

Neither the corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Gary M. Goldberg

Subscribed and sworn to before me
this 25th day of October 2006.

MEGAN HAMMOND
Notary Public - State of New York
No. 01HA6081861
Qualified in Dutchess County
My Commission Expires October 15, 20 10

LAZAR SANDERS THALER & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LONG ISLAND OFFICE:
100 JERICHO QUADRANGLE, SUITE 127
JERICHO, NEW YORK 11753-2702
TEL: (516) 938-5219 • FAX: (516) 938-0491

NEW YORK CITY OFFICE:
275 MADISON AVENUE, SUITE 1711
NEW YORK, NEW YORK 10016-1101
TEL: (212) 370-3743 • FAX: (212) 370-4996

WWW.LSTCPAS.COM • E-MAIL: LST@LSTCPAS.COM

TERRY R. LAZAR, CPA, PARTNER
SCOTT SANDERS, CPA[3], PFS[2], CFP®[1], CFS[4], PARTNER
MICHAEL I. THALER, CPA, PFS[2], PARTNER

[1]CERTIFIED FINANCIAL PLANNER™ PROFESSIONAL
[2]PERSONAL FINANCIAL SPECIALIST
[4]CERTIFIED FUND SPECIALIST

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying Statement of Financial Condition of Gary Goldberg & Company, Inc. as of July 31, 2006, and the related statements of operations, changes in stockholders' equity (deficit), changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 7 to the financial statements, the Company has excluded the effects of consolidation of its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc. and Gary Goldberg Advisory Services, Inc. Generally accepted accounting principles require that the wholly-owned subsidiaries be presented on a consolidated basis with that of the parent company. The effects of that departure from generally accepted accounting principles on the accompanying financial statements are not reasonably determinable.

In our opinion, except for the effects of not consolidating its subsidiaries, as discussed in the preceding paragraph and except as noted in Note 2c, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Gary Goldberg & Company, Inc. as of July 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Sanders Thaler & Associates, LLP

LAZAR SANDERS THALER & ASSOCIATES, LLP

Jericho, New York
September 20, 2006

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2006

ASSETS

Assets:		
Cash	$ 363,471	
Commissions receivable (Note 3)	38,350	
Prepaid expenses	38,745	
Deferred tax benefit	18,761	
Deposits with clearing organization (Note 5)	50,000	
Investments (Note 6)	28,778	
Property and equipment, at cost, less accumulated depreciation of $848,235 (Note 2a)	169,662	
Due from affiliates and related parties (Note 8)	277,009	
Due from officers (Note 9)	90,173	
Other assets	8,294	
Total Assets		$1,083,243

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2006

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Accounts payable and accrued expenses	$ 322,680	
Debentures payable (Note 11)	870,000	
Dividends payable	197	
Marketable securities, net of margin balance of $96,949 (Note 4)	5,063	
Total Liabilities		$1,197,940
Commitments (Note 13):		
Contingencies (Note 14):		
Stockholders' Deficit:		
Preferred stock, 12½% cumulative convertible preferred stock, $100 par value per share, authorized 10,000 shares, issued 252 shares and outstanding 192 shares (Note 12)	$ 19,200	
Common stock, class A - voting, $.01 par value per share, authorized 1,000,000 shares, issued 420,250 shares and outstanding 408,900 shares	4,089	
Additional paid-in capital	2,263,864	
Deficit	(2,390,545)	
Treasury stock, 4,350 shares of common stock - class A, at cost in 1978; 60 shares of 12½% cumulative convertible preferred stock, at cost in 1978; and 7,000 shares of common stock - class A, at cost in 1979	(11,305)	
Total Stockholders' Deficit		(114,697)
Total Liabilities and Stockholders' Deficit		$1,083,243

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2006

Revenues:		
Commissions	$ 101,728	
Insurance	2,342,950	
Trading	311,704	
Total Revenues		$ 2,756,382
Expenses:		
Brokerage and trading (Schedule 1)	$ 256,708	
Occupancy and equipment rental (Schedule 2)	187,939	
Administrative (Schedule 3)	905,779	
Employee compensation and benefits (Schedule 4)	1,489,568	
Advertising and marketing (Note 2d)	121,461	
Interest	84,958	
Total Expenses		3,046,413
Loss From Operations		$ (290,031)
Income on Investments		71,963
Loss Before Income Taxes		$ (218,068)
Income Tax Benefit (Note 2c)		63,518
Net Loss		$ (154,550)
Dividends Paid		(3,123)
Deficit - August 1, 2005		(2,232,872)
Deficit - July 31, 2006		$(2,390,545)

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED JULY 31, 2006

	Capital Stock		Additional Paid In		Treasury
	Preferred	Common	Capital	Deficit	Stock
Balances at August 1, 2005	$ 19,200	$ 4,089	$2,263,864	$(2,232,872)	$ (11,305)
Net Loss	-	-	-	(154,550)	-
Additional contributed capital	-	-	-	-	-
Dividends paid	-	-	-	(3,123)	-
Balances at July 31, 2006	$ 19,200	$ 4,089	$2,263,864	$(2,390,545)	$ (11,305)

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED JULY 31, 2006

Subordinated Borrowings at August 1, 2005	$ 870,000
Issuance (redemption) of subordinated notes	-
Subordinated Borrowings at July 31, 2006	$ 870,000

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2006

Reconciliation of Net Loss to Net Cash Used by Operating Activities: (Note 2f)		
Net Loss	$ (154,550)	
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
Depreciation and amortization	19,314	
Decrease in commissions receivable	189,874	
Decrease in prepaid expenses	44,396	
Increase in deferred tax benefit	(18,761)	
Increase in other assets	(2,708)	
Decrease in accounts payable and accrued expenses	(65,147)	
Net Cash Provided by Operating Activities		$ 12,418
Cash Flows from Investing Activities:		
Net increase in securities owned	$ (51,633)	
Net decrease in investments	3,744	
Net increase in property and equipment	(11,948)	
Net Cash Used by Investing Activities		(59,837)
Cash Flows from Financing Activities:		
Increase in margin balance	$ 60,502	
Decrease in due from related parties	173,105	
Increase in due from officers	(56,251)	
Dividends paid	(3,123)	
Net Cash Provided by Financing Activities		174,233
Net Increase in Cash		$ 126,814
Cash - August 1, 2005		236,657
Cash - July 31, 2006		$ 363,471
Supplemental Disclosures of Cash Flow Information:		
Interest paid		$ 84,958
Income taxes paid		$ 700

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION:

The Company was incorporated under the laws of the State of Delaware in December 1972 under the name Goldberg, Diamant & Polen, Inc. In August 1973, the name was changed to Goldberg, Polen & Company, Inc. In June 1979 the name was changed to Gary Goldberg & Company, Inc.

The Company was organized to provide financial planning services and act as a securities broker/dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Those policies which are considered particularly significant are as follows:

a) Property and Equipment:

Property and equipment are capitalized at cost. Significant improvements are capitalized; maintenance and repairs are charged to income. When equipment is retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are credited or charged to income.

Depreciation of property and equipment is computed according to generally accepted accounting principles over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the life of the lease.

Property and equipment consists of the following:

Class of Assets	Depreciable Cost	Estimated Useful Life
Telephone equipment	$ 112,674	5 Years
Furniture and fixtures	500,537	5-7 Years
Automobiles	69,837	5 Years
Leasehold improvements	159,259	10-20 Years
Office equipment	175,590	5-7 Years
Total	$1,017,897	

b) Revenue Recognition:

The Company records its own securities transactions on a settlement date basis. Commission income received from the clearing organization is recorded on a trade date basis. Commission income is primarily derived from its marketing of investment company shares, insurance investments and annuity investments.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):**

c) **Income Taxes:**

The Company filed consolidated federal and state income tax returns with its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc and Gary Goldberg Advisory Services, Inc. The Company had a tax benefit provision of $63,518 related to its current year loss.

d) **Advertising:**

The Company expenses advertising and promotion costs as they are incurred. Advertising expenses for the year ended July 31, 2006 were $121,461.

e) **Accounting Estimates:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) **Cash and Cash Equivalents:**

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

g) **Concentrations of Credit Risk:**

As of July 31, 2006 the Company had a concentration of credit risk of $176,914 on bank deposits in excess of the federally insured amount of $100,000, at two financial institutions.

As of July 31, 2006, the Company is not aware of any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact its operations. It also does not have a concentration of available sources of supply materials, labor, services, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

NOTE 3. **COMMISSIONS RECEIVABLE:**

The Company had receivables of $38,350 due from the clearing house and from investment funds for commissions it earned on customers' transactions.

NOTE 4. MARKETABLE SECURITIES:

Marketable equity securities of $91,886 are valued at market value. Upon the sale of a security, the realized gain or loss is included in income based on the difference between the sales price and the cost. Unrealized gains and losses in marketable securities held for trade are included in income. Unrealized gains and losses in marketable securities not held for trade are recorded as other comprehensive income or loss in stockholders' equity.

The Company had a margin balance of $96,949 as of July 31, 2006 against its portfolio of securities.

NOTE 5. DEPOSITS WITH CLEARING ORGANIZATION:

The Company has a security balance of $50,000 with the clearing house. This is pursuant to requirements set forth by the clearing house.

The Company clears all its security transactions on a fully disclosed basis through a clearing house, which is an exchange member organization. The agreement between the Company and the member organization provides, in part, for the Company to guarantee the member organization against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated at any time by either party after giving 30 days written notice.

NOTE 6. INVESTMENTS:

Represents investments in:

Gold coins - at market value	$ 1,450
Gary Goldberg Planning Services, Inc. (Note 7)	16,285
Gary Goldberg Advisory Services, Inc. (Note 7)	1,000
Officer's life insurance - cash value	10,043
	$ 28,778

NOTE 7. INVESTMENTS IN UNCONSOLIDATED RELATED COMPANIES:

Gary Goldberg Planning Services, Inc. is a wholly-owned consolidated (for income tax purposes) subsidiary of Gary Goldberg & Company, Inc., acquired at a cost of $500 (See Note 6).

Gary Goldberg Advisory Services, Inc. is a wholly-owned consolidated (for income tax purposes) subsidiary of Gary Goldberg & Company, Inc., acquired at a cost of $1,000 (See Note 6).

NOTE 8. DUE FROM AFFILIATES AND RELATED PARTIES:

This represents balances due for allocated income tax benefits (Note 2c) and operating expenses from the following entities. These are payable on demand:

Entity	Type	Amount
Gary Goldberg Planning Services, Inc.	Affiliate	$ 53,447
Gary Goldberg Advisory Services, Inc.	Affiliate	40,132
Montebello Park	Related Party	153,663
Montebello Land	Related Party	23,356
Other	Related Party	6,411
		$ 277,009

NOTE 9. DUE FROM OFFICERS:

The Company advanced $90,173 to Gary M. Goldberg which is to be repaid on demand.

NOTE 10. PENSION AND PROFIT SHARING:

As of January 1, 1988, the Company established a contributory cash or deferred arrangements (CODA) plan which is qualified under Section 401(k) of the Internal Revenue Code. All full time employees who have been employed continuously for at least one year are eligible for participation in the plan.

The Company's contribution for the plan year ended December 31, 2005 was $16,184.. This was offset by an adjustment of $13,062 that represented a liability overstatement from earlier years. The net provision is $3,122.

NOTE 11. DEBENTURES PAYABLE:

These consist of the following:

Face Amount	Maturity Date	Annual Interest Rate
$200,000	11/1/2007	Equivalent to brokerage account earnings
570,000	4/30/2007	10%
100,000	6/30/2007	10%
$870,000		

NOTE 12. PREFERRED STOCK:

Each share of preferred stock is convertible into 50 shares of class A - voting common stock, at any time at the option of the holder. The shares of preferred stock have a liquidation preference of $100 per share.

NOTE 13. COMMITMENTS:

a) The Company leases office space from Goldberg Montebello LLC D/B/A Montebello Park in Suffern, New York. This lease was due to expire in October 2007. The lease was renewed for 10 years effective March 1, 2006 at an annual rent of $117,084.

Future minimum rental payments required under the Suffern lease are as follows:

August 1, 2006 - July 31, 2007	$ 117,084
August 1, 2007 - July 31, 2008	117,084
August 1, 2008 - July 31, 2009	117,084
August 1, 2009 - July 31, 2010	117,084
August 1, 2010 - July 31, 2011	117,084
Thereafter	536,635
	$1,122,055

b) The Company leases office space in White Plains, New York on an annual basis. The current lease runs from December 1, 2005 until November 30, 2006 at an annual rate of $14,772.

c) The Company leases office space in Fishkill, New York. This lease runs from June 1, 2005 until May 31, 2008. The annual rent is fixed at $20,065.

d) The Company has commitments on various equipment leases. The future minimum lease payments required are as follows:

August 1, 2006 - July 31, 2007	$ 16,818
August 1, 2007 - July 31, 2008	8,989
August 1, 2008 - July 31, 2009	-
August 1, 2009 - July 31, 2010	-
August 1, 2010 - July 31, 2011	-
	$ 25,807

NOTE 14. CONTINGENCIES:

a) The Company has a pending lawsuit against a former employee and her siblings for damages resulting from embezzlements. The likelihood is for a favorable outcome on damages to be collected.

NOTE 14. CONTINGENCIES (Continued):

b) A claim has been made against the Company before the NASD in the form of an arbitration. The matter is not being handled at this time by legal counsel.

NOTE 15. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2006, the Company had net capital of $135,141. Net capital, which includes debentures of $870,000, was $106,815 in excess of its minimum required net capital of $28,326. The Company's net capital ratio was 3.14 to 1 at the year ended July 31, 2006.

LAZAR SANDERS THALER & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LONG ISLAND OFFICE:
100 JERICHO QUADRANGLE, SUITE 127
JERICHO, NEW YORK 11753-2702
TEL: (516) 938-5219 • FAX: (516) 938-0491

NEW YORK CITY OFFICE:
275 MADISON AVENUE, SUITE 1711
NEW YORK, NEW YORK 10016-1101
TEL: (212) 370-3743 • FAX: (212) 370-4996

WWW.LSTCPAS.COM • E-MAIL: LST@LSTCPAS.COM

TERRY R. LAZAR, CPA, PARTNER
SCOTT SANDERS, CPA[3], PFS[2], CFP®[1], CFS[4], PARTNER
MICHAEL I. THALER, CPA, PFS[2], PARTNER

[1]CERTIFIED FINANCIAL PLANNER™ PROFESSIONAL
[2]PERSONAL FINANCIAL SPECIALIST
[4]CERTIFIED FUND SPECIALIST

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying financial statements of Gary Goldberg & Company, Inc. as of and for the year ended July 31, 2006 and have issued our report thereon dated September 20, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in accompanying Schedules 1, 2, 3 and 4 is presented only for supplementary analysis purposes. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Sanders Thaler & Associates, LLP
LAZAR SANDERS THALER & ASSOCIATES, LLP

Jericho, New York
September 20, 2006

GARY GOLDBERG & COMPANY, INC.
SCHEDULE OF EXPENSES
YEAR ENDED JULY 31, 2006
(See Independent Auditor's Report on Supplemental Information)

Brokerage and Trading - Schedule 1:	
Clearing costs	$ 166,342
Information and quotes	28,636
Regulatory fees	40,464
Commissions	21,266
	$ 256,708
Occupancy and Equipment Rental - Schedule 2:	
Rent	$ 171,283
Copier leasing	13,626
Equipment rental	3,030
	$ 187,939
Administrative - Schedule 3:	
Legal fees	$ 18,908
Insurance	74,155
Telephone	47,948
Accounting and audit	84,186
Consultants	93,711
Depreciation	19,314
Travel and entertainment	74,777
Auto expense	35,341
Delivery and postage	24,617
Repairs and maintenance	29,500
Dues and subscriptions	9,653
Computer supplies and maintenance	49,702
Office expense	109,367
Seminars and education	230,783
Contributions	2,900
Penalties and late fees	917
	$ 905,779
Employee Compensation and Benefits - Schedule 4:	
Officers salaries and commissions	$ 340,258
Office salaries	375,904
Payroll taxes	89,254
Commissions	624,438
Employee welfare	56,592
Pension plan (Note 10)	3,122
	$1,489,568

The accompanying notes are an integral part of these financial statements.

LAZAR SANDERS THALER & ASSOCIATES, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LONG ISLAND OFFICE:
100 JERICHO QUADRANGLE, SUITE 127
JERICHO, NEW YORK 11753-2702
TEL: (516) 938-5219 • FAX: (516) 938-0491

NEW YORK CITY OFFICE:
275 MADISON AVENUE, SUITE 1711
NEW YORK, NEW YORK 10016-1101
TEL: (212) 370-3743 • FAX: (212) 370-4996

WWW.LSTCPAS.COM • E-MAIL: LST@LSTCPAS.COM

TERRY R. LAZAR, CPA, PARTNER
SCOTT SANDERS, CPA[3], PFS[2], CFP®[1], CFS[4], PARTNER
MICHAEL I. THALER, CPA, PFS[2], PARTNER

[1]CERTIFIED FINANCIAL PLANNER™ PROFESSIONAL
[2]PERSONAL FINANCIAL SPECIALIST
[4]CERTIFIED FUND SPECIALIST

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying financial statements of Gary Goldberg & Company, Inc. as of and for the year ended July 31, 2006 and have issued our report thereon dated September 20, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Sanders Thaler & Associates, LLP
LAZAR SANDERS THALER & ASSOCIATES, LLP

Jericho, New York
September 20, 2006

GARY GOLDBERG & COMPANY, INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
JULY 31, 2006

The accompanying schedules are prepared in accordance with the requirements and general format of Focus Form X-17A-5.

SCHEDULE I

GARY GOLDBERG & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2006

NET CAPITAL:		
Stockholders' Equity	$ (114,697)	
Add: Debentures payable	870,000	$ 755,303
Deductions And/Or Charges:		
Non-Allowable Assets:		
Petty cash	$ 200	
Property and equipment	169,662	
Due from related parties	277,009	
Prepaid expenses	38,745	
Deferred tax benefit	18,761	
Investments	17,285	
Security deposits	5,586	
Due from officers	90,173	617,421
Net Capital Before Haircuts on Securities		$ 137,882
Haircuts: securities positions	$ 2,236	
Haircuts: undue concentration	505	2,741
Net Capital		$ 135,141
AGGREGATE INDEBTEDNESS:		
Total current liabilities	$1,094,889	
Total long-term liabilities	200,000	
		$1,294,889
Less: Debentures payable		870,000
Total Aggregate Indebtedness		$ 424,889
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 28,326
Excess net capital at 1,500 percent		$ 106,815
Excess net capital at 1,000 percent		$ 92,652
Ratio: Aggregate indebtedness to net capital		3.14 to 1

SCHEDULE I (CONTINUED)

GARY GOLDBERG & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of July 31, 2006)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$ 162,087
Net audit adjustments	(26,946)
Net Capital, Per Audit	$ 135,141

SCHEDULE II

GARY GOLDBERG & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2006

The Computation for Determination of the Reserve Requirement under exhibit A of Rule 15c3-3 and information relating to the Possession or Control Requirements under rule 15c3-3 are not required since the Company does not maintain customers' accounts nor a position in any securities.

LAZAR SANDERS THALER & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LONG ISLAND OFFICE:
100 JERICHO QUADRANGLE, SUITE 127
JERICHO, NEW YORK 11753-2702
TEL: (516) 938-5219 • FAX: (516) 938-0491

NEW YORK CITY OFFICE:
275 MADISON AVENUE, SUITE 1711
NEW YORK, NEW YORK 10016-1101
TEL: (212) 370-3743 • FAX: (212) 370-4996

WWW.LSTCPAS.COM • E-MAIL: LST@LSTCPAS.COM

TERRY R. LAZAR, CPA, PARTNER
SCOTT SANDERS, CPA[3], PFS[2], CFP®[1], CFS[4], PARTNER
MICHAEL I. THALER, CPA, PFS[2], PARTNER

[1]CERTIFIED FINANCIAL PLANNER™ PROFESSIONAL
[2]PERSONAL FINANCIAL SPECIALIST
[4]CERTIFIED FUND SPECIALIST

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York

In planning and performing our audit of the financial statements of Gary Goldberg & Company, Inc. for the year ended July 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the unconsolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Gary Goldberg & Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2006 to meet the SEC's objectives.

Lazar Sanders Thaler & Associates LLP

LAZAR SANDERS THALER & ASSOCIATES, LLP

Jericho, New York
September 20, 2006